SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Illumina, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Contingent Value Rights	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Charles E. Dadswell

Senior Vice President, General Counsel and Secretary

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Andrew J. Pitts

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$753,507,727	$69,850

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Illumina, Inc. (the “Company”) seeks to exchange any and all outstanding contingent value rights (“CVRs”) issued pursuant to the CVR Agreement (as defined below) for newly issued shares of the Company’s common stock, par value $0.01 per share, or cash. The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The product of (i) $1.97527, the book value of the CVRs on October 3, 2021, and (ii) 381,470,749, the maximum number of CVRs that could be accepted for exchange in the Exchange Offer.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $92.70 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Exchange Offer”) by Illumina, Inc., a Delaware corporation (the “Company”), to exchange newly issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), or cash, on the terms and subject to the conditions described in the offer to exchange, dated November 15, 2021 (as the same may be amended from time to time, the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto, and in the related letter of transmittal (as the same may be amended from time to time, the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) hereto, for any and all outstanding contingent value rights (“CVRs”) issued pursuant to the Contingent Value Rights Agreement, dated as of August 18, 2021 (the “CVR Agreement”), among the Company, Computershare Trust Company, N.A., a federally chartered trust company, as Trustee, and Shareholder Representative Services LLC, a Colorado limited liability company, as Holder Representative.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange and the related Letter of Transmittal is incorporated by reference herein in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated by reference herein.

Item 2.	Subject Company Information.

(a)    Name and Address. The name of the Company and the address and telephone number of its principal executive offices are as follows:

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(b)    Securities. The information set forth on the front cover page of the Offer to Exchange is incorporated by reference herein.

(c)    Trading Market and Price. The information with respect to the CVRs set forth in the Offer to Exchange under the heading “Market Price and Dividend Information” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The business address and telephone number of the Company are as set forth under Item 2(a) above and are incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Francis deSouza	President and Chief Executive Officer
Alex Aravanis	Chief Technology Officer, Head of Research and Product Development
Charles E. Dadswell	General Counsel and Secretary
Phil Febbo	Chief Medical Officer
Joydeep Goswami	Chief Strategy and Corporate Development Officer

Name	Position
Aimee Hoyt	Chief People Officer
Kevin Pegels	Chief of Global Operations
Kathryne Reeves	Chief Marketing Officer
Sam Samad	Chief Financial Officer
Susan Tousi	Chief Commercial Officer
John W. Thompson	Chair of the Board
Frances Arnold	Director
Caroline D. Dorsa	Director
Robert S. Epstein	Director
Scott Gottlieb	Director
Gary S. Guthart	Director
Philip Schiller	Director
Susan Siegel	Director

The business address and telephone number of each of the above directors and executive officers is c/o Illumina, Inc., Illumina Way, San Diego, CA 92122, telephone number (858) 202-4500.

Directors and executive officers have the option to participate in the Company’s 2015 Stock and Incentive Plan (filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K, filed on February 17, 2021, and incorporated by reference herein). The 2015 Stock and Incentive Plan allows the Company to grant common stock and stock units, stock options, stock appreciation rights, cash incentives and performance-related awards to plan participants. The term of the 2015 Stock and Incentive Plan ends January 29, 2025. This description of the 2015 Stock and Incentive Plan is qualified in its entirety by reference to the actual text of the 2015 Stock and Incentive Plan.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Material U.S. Federal Income Tax Considerations” and “Comparison of Rights Between the CVRs and the Common Stock” is incorporated by reference herein.

(b)    Purchases. To the Company’s knowledge, no director, executive officer or affiliate of the Company beneficially owns any CVRs. Therefore, no such persons will participate in the Exchange Offer. The Company does not consider any executive officers of GRAIL LLC, a wholly owned subsidiary of the Company with no board of directors, to be affiliates of the Company for these purposes. The information set forth in the Offer to Exchange under the heading “Ownership of CVRs and Transactions Involving CVRs” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “The Exchange Offer” and “Comparison of Rights Between the CVRs and the Common Stock” is incorporated by reference herein.

•

The Company has entered into the following agreements with respect to the CVRs (which are incorporated as exhibits to this Schedule TO): Agreement and Plan of Merger, dated as of September 20, 2020, among the Company, SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on September 21, 2020, and incorporated by reference herein); Amendment, dated as of February 4, 2021, to the Agreement and Plan of Merger dated as of September 20, 2020, among the Company, SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on February 5, 2021, and incorporated by reference herein); the CVR Agreement (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 18, 2021, and incorporated by reference herein); and the Offer to Exchange dated November 15, 2021, and filed as an exhibit to this Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the heading “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The CVRs acquired in the Exchange Offer will be cancelled. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Tender of CVRs; Acceptance of CVRs” is incorporated by reference herein.

(c) Plans. The Company does not have any plans, proposals or negotiations that relate to or would result in the items described in Item 1006(c) of Regulation M-A.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Source and Amount of Funds” is incorporated by reference herein.

(b)    Conditions. Not applicable.

(d)    Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in the Offer to Exchange under the heading “Ownership of CVRs and Transactions Involving CVRs” is incorporated by reference herein.

(b)    Securities Transactions. In the 60 days preceding the date of this Tender Offer Statement, there have been no purchase or sale transactions in the CVRs by (1) the Company; (2) any executive officer, director, affiliate or subsidiary of the Company or (3) any executive officer or director of any subsidiary of the Company. The information set forth in the Offer to Exchange under the heading “Ownership of CVRs and Transaction Involving CVRs” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) We have not employed or retained and will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for making recommendations and soliciting tenders of CVRs. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Terms of the Exchange Offer” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information

(1) – (4)	The information set forth and incorporated by reference in the Offer to Exchange under the heading “Selected Financial Information” is incorporated by reference herein.

(b) Pro Forma Information.

(1) – (3)

The information set forth and incorporated by reference in the Offer to Exchange under the heading “Selected Financial Information—Selected Unaudited Pro Forma Condensed Consolidated Financial Data” is incorporated by reference herein.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under the heading “Ownership of CVRs and Transaction Involving CVRs” is incorporated by reference herein.

(2)	The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated November 15, 2021.

(a)(1)(B)	Letter of Transmittal to the holders of CVRs, dated November 15, 2021.

(a)(2)	Not applicable

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Form of Emails to the holders of CVRs.

(b)	Not applicable.

(d)(1)(A)

Agreement and Plan of Merger, dated as of September 20, 2020, among Illumina, Inc., SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on September 21, 2020, and incorporated by reference herein).

(d)(1)(B)

Amendment, dated as of February 4, 2021, to the Agreement and Plan of Merger dated as of September 20, 2020, among Illumina, Inc., SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on February 5, 2021, and incorporated by reference herein).

(d)(1)(C)

Contingent Value Rights Agreement, dated as of August 18, 2021, among Illumina, Inc., Computershare Trust Company, N.A. and Shareholder Representative Services LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 18, 2021, and incorporated by reference herein).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

ILLUMINA, INC.

By:	/s/ Sam A. Samad
Name:	Sam A. Samad
Title:	Senior Vice President and Chief Financial Officer